Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-275583, November 13, 2025

ETHA

iShares Ethereum Trust ETF

iShares by BlackRock

Fact Sheet as of September 30, 2025

FUND DESCRIPTION

The iShares Ethereum Trust ETF seeks to reflect generally the performance of the price of ether, the native token of the Ethereum network. The Trust offers exposure to ether within traditional brokerage accounts without the complexities of direct crypto custody.

The iShares Ethereum Trust ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

GROWTH OF HYPOTHETICAL $10,000 SINCE INCEPTION


15,000
10,000
5,000
0
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
Fund
Benchmark

The Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Fund expenses, including management fees and other expenses were deducted.

CALENDAR YEAR PERFORMANCE (%)

	2020	2021	2022	2023	2024
NAV	-	-	-	-	-
Market Price	-	-	-	-	-
Benchmark	-	-	-	-	-

ANNUALIZED PERFORMANCE (%)

	1y	3y	5y	10y	Since Inception
NAV	59.20	-	-	-	19.32
Market Price	60.19	-	-	-	20.13
Benchmark	59.46	-	-	-	19.54

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.
Beginning 8/10/20, the market price returns are calculated using the closing price. Prior to 8/10/20, the market price returns were calculated using the midpoint of the bid/ask spread at 4:00 PM ET. The returns shown do not represent the returns you would receive if you traded shares at other times.

KEY FACTS

Asset Class : Digital Assets
Benchmark : CME CF Ether-Dollar Reference Rate-New York Variant
Fund Launch Date : 06/24/2024
Distribution Frequency : None
CUSIP : 46438R105
Shares Outstanding : 504,000,000
Exchange : NASDAQ
Basket Ether Amount : 302.47
Indicative Basket Ether Amount : 302.47
Basket Amount : $1,249,749.16
Net Assets of Fund (M) : $15,746.84

FEES AND EXPENSES BREAKDOWN

Sponsor Fee	0.25%

FUND CHARACTERISTICS

Equity Beta (3y) : -
Benchmark Level : 4,131.76 USD
Standard Deviation (3y) : -
Number of Holdings : 1

TOP HOLDINGS (%)

ETHER	100.00%
USD CASH	0.00%
Total of Portfolio	**100.00%**

Holdings are subject to change.

iShares Ethereum Trust ETF

iShares by BlackRock

GLOSSARY

Equity Beta (3y): Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market. Calculated vs. S&P 500.

Benchmark Level: The CME CF Ether-Dollar Reference Rate - New York Variant is a once a day (4pm ET) benchmark price for ether, measured in US dollars per ether.

Standard Deviation (3y): Standard deviation measures how dispersed returns are around the average. A higher standard deviation indicates that returns are spread out over a larger range of values and thus, more volatile.

Basket Ether Amount: The Basket Ether Amount for a given day is calculated by dividing the Basket Amount for that day by that day's CF Benchmarks Index (CME CF Ether-Dollar Reference Rate - New York Variant).

Shares Outstanding: Shares outstanding reflect the positions as of the prior day, in accordance with the accounting book of records.

Distribution Frequency: How often a distribution is paid by the fund. The most common distribution frequencies are annually, biannually and quarterly.

Indicative Basket Ether Amount: The Indicative Basket Ether Amount for a given day is calculated by multiplying the next day's projected NAV by the number of shares in each Basket (40,000), divided by that day's CF Benchmarks Index (CME CF Ether-Dollar Reference Rate - New York Variant).

Basket Amount: The Basket Amount for a given day is calculated by multiplying the NAV by the number of shares in each Basket (40,000).

Number of Holdings: The number of holdings in the fund excluding cash positions and derivatives such as futures and currency forwards.

Net Assets of Fund: Net assets reflect the positions as of the prior day in accordance with the accounting book of records.

IMPORTANT INFORMATION:

Source: BlackRock, unless otherwise noted.

The iShares Ethereum Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves a high degree of risk, including possible loss of principal. An investment in the Trust is not suitable for all investors, may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons who can bear the risk of total loss associated with an investment in the Trust.

Shares of the Trust are intended to reflect, at any given time, the market price of ether owned by the Trust at that time less the Trust's expenses and liabilities. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Investing in digital assets involves significant risks due to their extreme price volatility and the potential for loss, theft, or compromise of private keys. The value of the shares is closely tied to acceptance, industry developments, and governance changes, making them susceptible to market sentiment. Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on their acceptance. Investing in the Trust comes with risks that could impact the Trust's share value, including large-scale sales by major investors, security threats like breaches and hacking, negative sentiment among speculators, and competition from central bank digital currencies and financial initiatives using blockchain technology.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The sponsor of the Trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc.

Although shares of the Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large, aggregated units called "Baskets". Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

Ether Spot Prices provided by CME CF Ether-Dollar Reference Rate - New York Variant ("CF Benchmarks Index"). No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. The Index has a limited history, the Index price could fail to track the global ether price, and a failure of the Index price could adversely affect the value of the Shares.

The Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor.

All references to CF Benchmarks Index are used with the permission of CF Benchmarks Ltd. and have been provided for informational purposes only. CF Benchmarks Ltd. accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

The iShares Ethereum Trust ETF (the "Trust") is not sponsored, endorsed, issued, sold or promoted by Stiftung Ethereum (the "Ethereum Foundation"), nor does the Ethereum Foundation make any representation regarding the advisability of investing in the Trust. BlackRock is not affiliated with the Ethereum Foundation. Ethereum Marks are owned by the Ethereum Foundation, used under license.

The amount of ether represented by shares of the Trust will decrease over the life of the Trust due to sales of ether necessary to pay the sponsor's fee and trust expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The liquidation of the Trust may occur at a time when the disposition of the Trust's ether will result in losses to investors. The value of the shares of the Trust will be adversely affected if ether owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss.

Net Asset Value (NAV) for ETHA is determined as specified in the prospectus: the Trustee values the trust's ether on the basis of the CF Benchmarks Index.

Index returns are for illustrative purposes only. Index performance returns do not reflect any management fees or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

The iShares Funds are distributed by BlackRock Investments, LLC (together with its affiliates, "BlackRock").

BlackRock provides compensation in connection with obtaining or using third-party ratings and rankings.

Contact Us

For US: 1-800-474-2737 • ISHARES.COM

Contact Us
For US: 1-800-474-2737 • ISHARES.COM